Focused on unmet needs in women’s reproductive health August 2020 Exhibit 99.1

Disclaimer Matters discussed in this presentation may constitute forward-looking statements. The forward-looking statements contained in this presentation reflect our views as of the date of this presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market acceptance of our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; and our ability to identify and in-license additional product candidates. For further information regarding these risks, uncertainties and other factors that could cause our actual results to differ from our expectations, you should read he risk factors set forth in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 5, 2020 and the risk factors disclosed in the Report on Form 6-K filed with the SEC on August 6, 2020, and our other filings we make with the Securities and Exchange Commission from time to time. We expressly disclaim any obligation to update or revise the information herein, including the forward-looking statements, except as required by law. Please also note that this presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration. It is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Obseva: focus on unmet needs in women’s health LINZAGOLIX OBE022 Potential to delay preterm birth to improve newborn health and reduce medical costs Potential to relieve symptoms from heavy menstrual bleeding due to uterine fibroids and pain associated with endometriosis NOLASIBAN Potential to improve live birth rate following IVF & embryo transfer

Multiple development programs drive value

	Phase 1 / Phase 2 / Phase 3	Status/NEXT MILESTONES
YSELTY® (LINZAGOLIX) Oral GnRH receptor antagonist	Uterine Fibroids – Ph3 PRIMROSE 2 EU & U.S. Uterine Fibroids – Ph3 PRIMROSE 1 U.S.	Positive Ph3 24W Primary endpoint results for both PRIMROSE 1 & 2 PRIMROSE 1 52W data Q4:2020 MAA /NDA Q4:2020/1H:2021
	Endometriosis – Ph3 EDELWEISS 2 U.S. Endometriosis – Ph3 EDELWEISS 3 EU & U.S.	Initiated Ph3 Q2 2019
	Endometriosis – Ph2b EDELWEISS*	Positive Phase 2b results 2018/19
OBE022 Oral $PGF_{2\alpha}$ receptor antagonist	Preterm Labor – Ph2a PROLONG	Phase 2a Part B results expected 4Q:20
	Preterm Labor – Ph1	Pre-clinical/Phase 1 complete
NOLASIBAN Oral oxytocin receptor antagonist	IVF – Ph3 IMPLANT 2/4 EU IVF – Ph1/2 in China	Positive IMPLANT 2 Ph3 Results IMPLANT 4 Ph3 missed primary endpoint YuYuan BioScience : China IND submission 4Q:20

ObsEva

* Primary and secondary endpoints met

4

Major upcoming catalysts

Progressing from a pure development play to preparing commercialization



First linzagolix regulatory filings
MAA/NDA Q4:20/1H:21

Linzagolix regional commercial partnerships
Active discussions ongoing

Phase 2a readout of OBE022 in preterm labor
Part B results in ~120 patients 4Q:20

Nolasiban development proceeding in China
Partner YuYuan Bioscience submitting IND 4Q:20

ObsEva

5

Phase 3 Trial Results PRIMROSE 1 and 2 DESIGNED to TREAT more women suffering from uterine fibroids Yselty®, our proposed trade name for linzagolix, is conditionally acceptable for the FDA. Linzagolix has not been approved by FDA for any indication for use. Linzagolix is an investigational drug.

Uterine fibroids

A significant unmet need translating into a multibillion market

$34B/yr
total U.S. costs from direct costs, lost workdays and complications

9 million
women in the U.S. affected by fibroids

70%+
of women have fibroids by age 50

Quality of Life
premenopausal women may experience heavy menstrual bleeding, anemia, bloating, infertility, pain and swelling

600,000
hysterectomies are performed annually in the U.S.

300,000
are because of uterine fibroids

>4million
women in the U.S. are treated annually for fibroids



ObsEva

Cardozo et al., Am J Obstet Gynecol 2012; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website; Epidemiology of women's health, Jones & Bartlett Learning, Ruby T. Senie, 2014

7

A potential new gold standard treatment for uterine fibroids Mechanism of action 1.Linzagolix binds competitively to pituitary gland GnRH receptors 2.Prevents receptor activation by endogenous GnRH 3. Rapid suppression of LH and FSH 4. Gonadotropin suppression leads to dose-dependent decrease in serum estradiol concentration Hypothalamus Anterior pituitary gland FSH, LH Estradiol Ovary GnRH Linzagolix Uterus

Bioavailability > 80% Half-life 14-15 hours Once daily dosing A potential new gold standard treatment for uterine fibroids Unique PK/PD profile Reliable absorption Predictable exposure/effect with each dose 1 Optimal balance for dosing and effectiveness Convenient once-daily dosing that fits into women’s busy lives Blood levels that last long enough to allow flexibility in dosing time 2 “No hassle” administration profile Can be taken with or without food No relevant interactions with hormonal add-back therapy, oral iron, calcium or other common medications 3

Linzagolix is the only GnRH antagonist being developed to provide differentiated options for women suffering from uterine fibroids The promise of the GnRH antagonists Dose dependent reduction of estradiol (E2) 60 20 E2 concentration (pg/mL) 1 Optimal Range 2 Partial suppression reduces E2 into the optimal zone, minimizing BMD loss and eliminating the need for ABT Full suppression virtually eliminates E2, requiring ABT to return to the optimal zone and minimizing BMD loss + ABT Symptoms BMD loss 0 ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate) BMD = Bone Mineral Density 100 200 mg with ABT 100 mg without ABT yselty® linzagolix

The only GnRH antagonist designed to treat more women

Because not every woman is the same, one size does not fit all

+/- 50% UF patients



Carole, 47 – Desires a long-term medical treatment to transition her to menopause*

- Black woman, weighing 230 lbs
- Moderate hypertension, not well-controlled
- Worsening heavy bleeding and pain related to UF

100 mg linzagolix − ABT

+/- 50% UF patients



Jane, 32 – Strongly wishes to avoid surgery

- Healthy white woman, weighing 120 lbs
- Increasingly heavy bleeding and unpredictable flooding episodes that interfere with quality of life
- Multiple fibroids in the uterine cavity

200 mg linzagolix + ABT

Additional indications (adenomyosis, pre-surgery, …)



Keisha, 42 – Needs a rapid & substantial reduction in uterine volume

- Black woman with bulky 26-week-sized uterus and MRI suggestive of concomitant adenomyosis
- Increasing pelvic pressure and pain, urinary frequency and urgency, interfering with ability to go to work
- Hb level of 10.2 g/dL

200 mg linzagolix − ABT

For up to 6 months

ObsEva

*U.S. FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events

Yselty®, our proposed trade name for linzagolix, is conditionally acceptable for the FDA. Linzagolix has not been approved by FDA for any indication for use. Linzagolix is an investigational drug. The hypothetical patients represented on this slide are for illustrative purposes only as no strength of linzagolix has been approved nor is there FDA-approved Prescribing Information to guide clinical decisions.

11

* These two arms are the control groups for 100 mg w/o ABT and 200 mg with ABT respectively, and will not be reported in this presentation ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate) Primary efficacy endpoint is proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 2 full menstrual cycles 24 weeks 28 weeks 24 weeks n = 103/102 n = 94/97 n = 107/101 n = 105/103 n = 102/98 100 mg + ABT* 200 mg + ABT 200 mg + ABT 24-Week Post Treatment Follow-up Double-Blind Treatment Double-Blind Treatment Placebo 200 mg + ABT 100 mg 100 mg 100 mg + ABT 200 mg* 200 mg + ABT Primary efficacy endpoint Key secondary endpoints, Safety P1/P2 Screening Phase 3 registration studies PRIMROSE 1 (US) and PRIMROSE 2 (EU/US) Patients in the studies received no Vitamin D or calcium supplementation

Demographic and baseline characteristics Full Analysis Set PRIMROSE 1 – US study PRIMROSE 2 – EU/US study Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT n=103 n=94 n=102 n=102 n=97 n=98 Age (years) - mean (SD) 42.0 (5.7) 41.3 (5.9) 41.8 (5.9) 42.9 (5.3) 43.4 (5.4) 43.1 (4.8) Proportion of Black women % 63 64 61 5 4 4 BMI (kg/m2) - mean (SD)* 32.2 (6.8) 33.3 (7.4) 33.0 (7.3) 26.8 (5.4) 27.4 (5.7) 26.8 (5.5) Weight (kg) - mean (SD)** 87.4 (18.9) 90.4 (22.4) 88.6 (20.2) 74.4 (16.0) 75.2 (15.6) 72.7 (15.2) Hb < 10 g/dL - n (%) 26 (25.2) 31 (33.0) 31 (30.4) 14 (13.7) 21 (21.6) 24 (24.5) Hb < 12 g/dL - n (%)*** 76 (73.8) 68 (72.3) 72 (70.6) 51 (50.0) 61 (62.9) 56 (57.1) MBL**** (mL) mean (SD) 195 (110) 197 (110) 195 (117) 218 (128) 247 (162) 213 (143) * Obesity: BMI ≥ 30 ** Conversion rate to lbs = 2.2 ***Anemia = hemoglobin (Hb) value is less than 12.0 g/dL **** MBL: Menstrual Blood Loss – Upper limit of normal is 80 mL/month

PRIMROSE 1 and 2 achieved primary endpoint for both doses Responder* analysis *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline Error bars are 95% CI P=0.003 P<0.001 P<0.001 P<0.001 n=103 n=94 n=102 n=102 n=97 n=98 n=205 n=191 n=200

Responder* rate in patients completing treatment at week 24 sustained at week 52 P=0.002 P<0.001 P<0.001 P<0.001 *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline Error bars are 95% CI n=66 n=65 n=71 n=89 n=79 n=83 n=79 n=83

Rapid onset and significant, sustained reduction in menstrual blood loss

Significant reduction or elimination of pain with both doses Proportion of patients with a score of 1 or less at Week 24 out of those with a baseline score of at least 4 Mean pain score reduction from baseline P<0.001 P<0.001 P<0.001 P=0.002 P<0.001 P<0.001 P<0.001 P=0.055 CFB = Change From Baseline

Ranked and key secondary endpoints * Ranked endpoints in the study protocols + Defined as subjects with Hb < 12 g/dL at baseline ++ UFS-QoL = Uterine Fibroids Symptoms and Health-Related Quality of Life questionnaire Reduction in menstrual blood loss* Time to reduced menstrual blood loss (≤80 mL and ≥50% reduction from baseline) up to Week 24 Number of days of uterine bleeding for the last 28-day interval prior to Week 24 p = 0.002 p = 0.001 p < 0.001 p < 0.001 p < 0.001 p < 0.001 p < 0.001 p < 0.001 Amenorrhea* Percentage at Week 24 Time to amenorrhea up to Week 24 p = 0.009 p = 0.007 p < 0.001 p < 0.001 p < 0.001 p < 0.001 p < 0.001 p < 0.001 Improvement in anemia* Hemoglobin level at week 24 in anemic subjects+ p = 0.019 p = 0.002 p < 0.001 p < 0.001 Reduction in pain Change from baseline pain score at week 24 p < 0.001 p = 0.002 p < 0.001 p < 0.001 Reduction in volume Fibroid volume change from baseline at Week 24 Uterine volume change from baseline at Week 24 p = 0.149 p = 0.014 p = 0.055 p = 0.003 p = 0.671 p = 0.223 p = 0.008 p < 0.001 Improvement in quality of life Change from baseline UFS-QoL++ symptom severity score (LS mean) p = 0.002 p = 0.004 p < 0.001 p < 0.001 100 mg 200 mg + ABT P1 P2 P1 P2 Secondary Endpoints

24 week efficacy data support linzagolix as potential best-in-class GnRH antagonist Source: Company information Note: NR = Not reported. *Primary endpoint: Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline ** P-value not reported + Simon et al, Obstet Gynecol 135, 1313-1326 2020 ++ Venturella R et al, ESHRE 2020 abstract. Linzagolix Elagolix Relugolix PRIMROSE 1 PRIMROSE 2 Pooled Analysis ELARIS 1 ELARIS 2 Pooled Analysis LIBERTY 1 LIBERTY 2 Pooled Analysis Dose Regimen 200mg + ABT Once daily 300 mg + ABT Twice daily 40mg + ABT Once daily Mean Age (y) 41.6 43.1 42.6 42.5 41.3 42.1 Baseline MBL (mL per cycle) 197 212 238 229 229 247 Responder* Rate (RR) (%) 75.5 93.9 84.7 68.5 76.5 72.2+ 73.4 71.2 72.3++ Amenorrhea Pain Fibroid Volume Uterine Volume Menstrual Blood Loss Anemia Quality of Life ü ü û û ü ü ü ü ü ü ü ü ü ü ü NR NR** NR** ü ü ü ü NR NR** NR** ü ü ü ü ü û ü ü ü ü ü ü û ü ü ü ü Caution advised when comparing across clinical trials. Below data are not head-to-head comparison, and no head-to-head trials have been completed, nor are underway

Linzagolix safety profile Day 1 to week 24 * Hypertension in an obese subject Number (%) of women PRIMROSE 1 PRIMROSE 2 Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT n=104 n=100 n=107 n=105 n=99 n=101 Subject with at least one TEAE 56 (53.8) 66 (66.0) 61 (57.0) 47 (44.8) 50 (50.5) 52 (51.5) TEAE leading to discontinuation 10 (9.6) 8 (8.0) 10 (9.3) 7 (6.7) 7 (7.1) 7 (6.9) SAE related to linzagolix 0 0 0 0 1 (1.0)* 0 Adverse Events occurring in > 5% of women in 100 mg or 200 mg + ABT groups Hot flush 7 (6.7) 6 (6.0) 7 (6.5) 4 (3.8) 14 (14.1) 13 (12.9) Headache 6 (5.8) 8 (8.0) 8 (7.5) 6 (5.7) 4 (4.0) 7 (6.9) Anemia 4 (3.8) 1 (1.0) 4 (3.7) 11 (10.5) 19 (19.2) 9 (8.9)

Low rates of adverse events interest/pregnancy Day 1 to week 24 Number (%) of women PRIMROSE 1 PRIMROSE 2 Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT n=104 n=100 n=107 n=105 n=99 n=101 Suicidal ideation 0 0 0 0 0 0 Depression; depressed mood 0 1 (1.0) 0 0 0 1 (1.0) Anxiety 1 (1.0) 0 0 0 0 2 (2.0) Alopecia 2 (1.9) 0 2 (1.9) 0 1 (1.0) 0 Decreased libido 0 0 0 0 1 (1.0) 1 (1.0) Pregnancy 0 0 0 0 0 0

BMD: changes in lumbar spine at weeks 24 and 52 200 mg with ABT regimen Patients in the trial received no vitamin D or calcium supplementation The margin of error on any individual DXA scan is in the order of 2-3% 2% of bone loss is marginal Treatment with glucocorticoids can cause patients to lose 5-15% of bone in the first year of use BMD BMD Advisory Board Feedback

Linzagolix Elagolix Relugolix PRIMROSE 1 US PRIMROSE 2 EU/US ELARIS 1 US ELARIS 2 US LIBERTY 1 US/RoW LIBERTY 2 US/RoW 200 mg QD + ABT 300 mg BID + ABT 40 mg QD + ABT Black women % 61 4 67 48 BMI, mean (kg/m2) 33.0 26.8 33.4 33.2 31.4 31.0 BMD mean CBL Spine (%) @W24 -0.84 -1.31 -0.76+ -0.61+ -0.36++ -0.13++ Patients (%) with BMD loss >3% 23.3 29.1 20 20 <23* <23* Patients (%) with BMD loss >8% 1.8** 0 0 0 0 0 BMD mean CBL Spine (%) @W52 NA -2.03 -1.5+ ND Patients (%) with BMD loss >3% NA 28.3 27.0 ND Patients (%) with BMD loss >8% NA 1.7 1.7 ND * Values disclosed are for > 2% and <8% ** 1 subject + Schlaff, W. D., New England Journal of Medicine 382, 328-340 2020 ++ Al-Hendy, ASRM 2019 BMD safety is at similar levels between all 3 GnRH antagonists Caution advised when comparing across clinical trials. Below data are not head-to-head comparison, and no head-to-head trials have been completed, nor are underway

ABT BMD Linzagolix 100 mg – no ABT Two key topics for discussion ABT, a real issue/ opportunity Elagolix UF label was harsher than expected for ABT Up to 50% of US women may have a contraindication; Black/Hispanic women are disproportionately exposed to the serious potential risks of ABT Labeling has also created a liability issue for HCPs 1 Minimal expected regulatory risk for 100mg dose BMD loss for 100 mg without ABT is minor and not considered an approval risk Based on historical benchmarks anticipated treatment duration limitation will be ≥ 18 months at the worst 2

Changes in lumbar spine BMD at weeks 24 and 52 100 mg without ABT regimen Patients in the trial received no vitamin D or calcium supplementation BMD Advisory Board Feedback The margin of error on any individual DXA scan is in the order of 2-3% 2% of bone loss is marginal Treatment with glucocorticoids can cause patients to lose 5-15% of bone in the first year of use

Up to 50% of US women suffering from uterine fibroids may have a contraindication to hormonal ABT Minorities are overrepresented 0% 10% 20% 30% 40% 50% 60% Obesity (BMI ≥ 30) in women aged ≥20 Non-Hispanic Black Non-hispanic White Severe obesity (BMI ≥40) in women aged ≥20 Smokers aged ≥18 Hypertension uncontrolled* Dyslipidemia Genetic risk factors for Venous thromboembolism Proportion of U.S. population (%) Proportion of U.S. population https://www.cdc.gov/nchs/products/databriefs/db360.htm: 2017-2018; https://www.cdc.gov/nchs/products/databriefs/db360.htm: 2017-2018; https://www.cdc.gov/tobacco/data_statistics/fact_sheets/adult_data/cig_smoking/index.htm#nation; https://www.cdc.gov/2018 * Proportion of individuals with hypertension - Overall population Male vs Female: 47% vs 43% ABT

Yselty® designed to treat more women

Only non-ABT dosing option under development for treating uterine fibroids
Potential best in class ABT containing regimen

100 mg without ABT

When ABT is a **potential safety, tolerability or preference issue**

200 mg with ABT

When maximum **efficacy desired**

> 4M women treated for uterine fibroids in the US per year

ABT
Contraindicated

Unique value proposition

ABT
Acceptable

Elagolix with ABT FDA approved and relugolix with ABT under development

Up to 50%

ObsEva

https://www.cdc.gov/2018; U.S. FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events (see slide 26); *Cardozo et al., Am J Obstet Gynecol 2012; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website; Epidemiology of women's health, Jones & Bartlett Learning, Ruby T. Senie, 2014;* ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate)

27

Elagolix (Oriahnn) US prescribing information Contraindications, precautions and warnings – issued May 29, 2020 - Obesity: BMI ≥ 30 https://www.rxabbvie.com/pdf/oriahnn_pi.pdf The elagolix label in UF clearly highlights the liability of prescribing ABT in a significant portion of US women Ignoring or down-playing this warning for commercial or other purposes is unethical & legally risky ABT

Black and hispanic US women with UF are at highest risk Black women More prone to uterine fibroids, and present at an earlier age with more severe disease More frequently have risk factors for thromboembolic disease, hence more likely to be contraindicated for ABT1 1 Hispanic women More frequently have risk factors for thromboembolic disease, hence more likely to be contraindicated for ABT2 2 Full suppression GnRH antagonist regimens with ABT are contraindicated for many of these women ABT 1Al-Hendy A, Sem Reprod Med, 2017; 35(6): 473 2https://www.cdc.gov/obesity/data/adult.html

, 2017

CDC statistics on venous thromboembolism DVT/PE Precise number unknown, but as many as 900,000 people (1-2/1,000) could be affected each year in the US 5-8% of US population has genetic risk factors or ‘inherited thrombophilias’ 1 DVT/PE mortality 60-100,000 Americans die of DVT/PE per year 10-30% die within 1 month of diagnosis Sudden death is the first symptom in 25% of people with a PE 2 Long term complications 35-50% of people experiencing a DVT with have long term complications such as swelling, discoloration, pain and scaling in the affected limb 3 Recurrence 1 out of 3 with a DVT/PE will have a recurrence within 10 years 4 ABT https://www.cdc.gov/ncbddd/dvt/data.html

Why non-ABT options matter

When uterus volume reduction is a priority, high dose GnRH antagonist without ABT is a relevant strategy

A potential therapeutic strategy for treating adenomyosis could be to initiate a patient on a full suppression dose (200 mg) without ABT to quickly reduce uterine volume

30%+

of women of reproductive age are affected by adenomyosis often co-existing with endometriosis or uterine fibroids

Magnetic resonance images showing an enlarged uterus with diffuse and disseminated adenomyosis in a 39 year old women


873 cm³

After more than 1 year without therapy, a very large uterus is seen, with multiple images typical of severe full-thickness adenomyosis


290 cm³

After 12 weeks of GnRH antagonist therapy (daily dose of 200 mg linzagolix), a significant reduction is observed

Gonadotropin –releasing hormone antagonist (linzagolix): a new therapy for uterine adenomyosis. O. Donnez & J. Donnez. Fertility and Sterility – Published online: June 2, 2020
Chapron et al., Human Reproduction Update, 2020

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Statistically significant & clinically meaningful Primary and key secondary endpoints met in PRIMROSE 1 & 2 Sustained efficacy and continued safety at week 52 for PRIMROSE 2 ü Durability of response ü Differentiated options for more women ü Unique profile offers convenient, once daily dosing, with or without Add Back Therapy (ABT) *U.S. FDA elagolix PI, section 4. Contraindications and section 5.1. Warnings and precautions – thromboembolic disorders and vascular events (see slide 26) ** See slide 27 ABT-containing regimens may be contraindicated in up to 50% of US women with uterine fibroids based on the elagolix US label* and analysis of CDC data** Designed to treat more women Excellent clinical data driving differentiated profile

Next steps in uterine fibroids Yselty® is the only GnRH antagonist being developed to provide differentiated options for women suffering from uterine fibroids Primrose 1 52 week results expected 4Q:20 1 MAA regulatory submission anticipated in 4Q:20 2 NDA regulatory submission anticipated in 1H:21 3 Commercial partnerships ongoing discussions 4 Designed to treat more women

EDELWEISS Phase 2b & Phase 3 DESIGNED to TREAT more women suffering from endometriosis Yselty®, our proposed trade name for linzagolix, is conditionally acceptable for the FDA. Linzagolix has not been approved by FDA for any indication for use. Linzagolix is an investigational drug.

Endometriosis

An emotionally and physically painful condition

$22B/yr
total U.S. costs

176million
women worldwide suffer from endometriosis

60%+
of women feel symptoms by age 16

Quality of Life

premenopausal women may experience pelvic pain, pain during intercourse and defecation, infertility and emotional distress

Endometriosis affects up to

- **10**%+ in the general population
- **50**%+ in the fertile population
- **60**%+ in patients with chronic pelvic pain

5million
women in the U.S. are treated annually for endometriosis



Cardozo et al., Am J Obstet Gynecol 2012; 2017; Stewart et al. NEJM, 2015; Flynn et al., Am J Obstet Gynecol 2006; Truven Health, Fibroid Foundation website

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37

* Titration after 12 weeks based on E2 serum level at weeks 4 and 8 **BMD = bone mineral density 8-14 weeks 24 weeks 24 weeks 75 mg daily 100 mg daily 200 mg daily Follow-up Placebo 50 mg daily 50 mg daily 50 mg daily 100 mg daily 200 mg daily Primary efficacy endpoint: VRS PAIN SCORE RESPONDER RATE Secondary endpoint: BMD** Lead-in Phase 2b EDELWEISS in endometriosis 75 mg daily* Titrated dose 50-100 mg Optional extension: 6M + 6M follow-up Enrollment 328 patients, ~65/arm 50 sites in U.S. (n=177) 14 sites in EU (n= 151)

Phase 2b EDELWEISS in endometriosis Overall Pelvic Pain (%) ** * Potential point of differentiation as 75mg partial suppression dose is nearly as effective as 200mg full suppression dose * p value <0.05 ** p value <0.01 *** p value <0.001 for linzagolix doses compared to placebo Dysmenorrhea (%) Non-menstrual Pelvic Pain (%) Responder (0-3 VRS) Responder (0-3 VRS) *** *** * Responder (0-3 VRS)

Phase 2b EDELWEISS in endometriosis Sustained improvement in overall endometriosis symptoms (PGIC) PGIC (%) % Much and very much improvement (%) 26.8 48.9* 61.7 64.3 55.8 * 70 76.2 Plc 75 mg 200 mg Week 12 Week 24 Week 52

Phase 2b EDELWEISS in endometriosis 75 mg effective without significantly affecting BMD Lumbar Spine Total hip Femoral neck 200mg 100mg 75mg FD 50mg Placebo Mean % change in BMD from baseline to 24 weeks (12 weeks for placebo) 75mg 200mg Error bars are 95% CIs

ABT: Add Back Therapy (estradiol + norethindrone acetate) 11±5 weeks 6 months 75 mg daily 200 mg daily + ABT Placebo 200 mg daily + ABT 75 mg daily 200 mg daily + ABT Co-Primary efficacy endpoint: DYS/NMPP Responder Analysis Lead-in Phase 3 endometriosis trials EDELWEISS 2 and 3 Initiated 1H:19 6 months Treatment 6 months Extension 75 mg daily Follow-up

OBE-022 Potential to delay preterm birth to improve newborn health and reduce medical costs

Preterm delivery Life altering and costly U.S. economic burden $26B /yr >1 In 10 babies are born preterm preterm related deaths in 2015 in the U.S. 1million LEADING cause of death in children under age 5 Preterm birth, a costly burden per baby $16.9B+ U.S. infant medical costs $195K+ average cost per U.S. survivor infant born 24-26 weeks $50K average U.S. cost for a preterm infant

Mode of action of PGF_2 alpha receptor antagonist to control preterm labor



Phospholipids
Arachidonic Acid
PGHS-1/2 = COX1/2
PGH2
PGE2
$PGF_{2\alpha}$
x
EP1
EP3
EP2
EP4
FP
UTERUS:
contract
relax
contract

OBE-022

Selectively blocks the $PGF_{2\alpha}$ receptor

Has the potential to treat preterm labor with improved safety over NSAIDs

ObsEva

45

OBE-022 Phase 2a study part B

PROLONG

Dosing: 7 days up to 60 patients
Followed thru delivery

Interim Update 30 patients

Interim Update 60 patients

Main Study completion ~120 patients

Final Part B: Main analysis | 24-month Infant FU

Q1:18 — 4Q:20 — 2H:22

IDMC Reviews (Q1:18 – 4Q:20)

Study design:
Double-blind, randomized Atosiban + OBE022 versus Atosiban + Placebo

Endpoint:
Complete 7 days of dosing without delivery

ObsEva

46

Financials & Milestones Focused on unmet needs in women’s reproductive health

Financial outlook to achieve milestones and drive programs Linzagolix Completion of PRIMROSE 1 and 2 EU/US Uterine Fibroid regulatory filings Preparing commercialization through partnership(s) EDELWEISS 2 and 3 continuation 1 OBE-022 PROLONG readout Phase 2b initiation 2 Nolasiban Phase 1 trial results in China Phase 2 initiation in China Reassess EU/U.S. development 3 June 30, 2020 cash $45 million Expected cash runway Q1:21 excluding credit facility First commercial launch Yselty EU Q1:22

Thank you